PRUDENTIAL PLC
12 ARTHUR STREET
LONDON EC4R 9AQ

TEL: +44(0)20 7220 7588
www.prudential.co.uk

22 March 2018

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

USA

Re:                  Notice of disclosure filed in Securities Exchange Act Annual Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Prudential plc has made disclosure pursuant to those provisions in its Annual Report on Form 20-F for the year ended 31 December 2017, which was filed with the Securities and Exchange Commission on 22 March 2018.  The disclosure can be found under the heading “Supervision and Regulation of Prudential — US Supervision and Regulation — Disclosure obligations under the US Securities Exchange Act and in particular under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012” in the Annual Report on Form 20-F and is incorporated by reference herein.

Sincerely,

Prudential plc

/s/ Mark FitzPatrick
Mark FitzPatrick

Chief Financial Officer

Prudential plc, Laurence Pountney Hill, London EC4R 0HH.

Incorporated and registered in England and Wales. Registered Office as above. Registered number 1397169.

Prudential plc is a holding company, subsidiaries of which are authorised and regulated, as applicable, by the Prudential Regulation Authority and the Financial Conduct Authority.